Paris, March 30, 2005

RESCHEDULING OF THE PRE-TRIAL ORDER DATE IN THE UNITED STATES PLAVIX® LITIGATION

Today sanofi-aventis announced that, at the request of sanofi-aventis, Apotex, and their respective affiliates, the U.S. District Court for the Southern District of New York has approved an extension of the date for submission by the parties of the pre-trial order in its Plavix® patent-infringement litigation with Apotex and Dr. Reddy’s Laboratories. The new date is May 13, 2005. The submission date had previously been scheduled for April 8, 2005.

Sanofi-aventis is the world's third largest pharmaceutical company, ranking number one in Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine and vaccines. The sanofi-aventis Group is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Senior Vice President, Corporate Communications: Nicole Cranois - Vice President, Media Relations: Jean-Marc Podvin
Tel.:+33 1.53.77.42.23 - Fax: +33 1.53.77.42.65 - 174, avenue de FRANCE - 75013 Paris - France - www.sanofi-aventis.com